AUTOMATIC
2021 Report

Dear investors,

We are honored to have your support and are excited to continue to grow the Automatic platform into the standard Auto financing platform for the next 25 years. We have some huge partnerships that are in the queue and would change the game for the platform and the Auto Financing experience. We hope to be able to share those once they are officially able to be disclosed. We are continually looking for innovative ways to enhance our platform and make it the strongest financing platform on the market today.

We need your help!

We will hopefully be making the rounds at all the large Auto conferences throughout the United States at the conclusion of our Seed Round. We would love to connect with each of you as you believed in us from the very beginning. We are forever grateful for your continued support and 2022 is shaping up to be a huge year for us at Automatic. Please follow us on social media and share our content with your network. We are on LinkedIn, Facebook, Instagram, and Twitter.

Sincerely,

Max Kane
CFO

Robert Fiondella
Director

John Liu
CSO

Hans Thomas
Founder

Matt D'Amour
Director

Eric BURNEY
CEO & Co-Founder

Our Mission

In 5 years, we expect to have a significant amount of the loan volume for pre-owned vehicles coming through our platform. At that point, we should be the preferred platform by which independent dealers get their loans, approvals, and ancillary products. We also expect to have far surpassed the product offerings, as well as user and customer experience of any platform originating loans in the market.

See our full profile

How did we do this year?

Report Card

A-

The Good

- Growing the dealership base and signing two SaaS agreements with new lenders.
- Finalizing the launch of our full scale subprime program. It launched in February 2022.
- Launching Version 2.0 of the Automatic platform and adding strategic counter parties/partners

The Bad

- Scaling a sales force to pitch the Automatic platform during Covid.
- The standard tech bugs that occur as you are growing out a platform.
- Inventory constraints in the used car market.

2021 At a Glance

January 1 to December 31


$$$$

$40,798 +24%
Revenue



-$940,207
Net Loss


IOU!

$116,665 +36%
Short Term Debt



$1,016,416
Raised in 2021



$155,263
Cash on Hand
As of 06/30/22

INCOME | BALANCE | NARRATIVE



Revenues
Profit
$32,808
$-53,088
$40,798
$-940,207
2020
2021

Net Margin: -2,305% Gross Margin: 100% Return on Assets: -107% Earnings per Share: -$1.02 Revenue per Employee: $5,100 Cash to Assets: 1% Revenue to Receivables: ~ Debt Ratio: 206%

Loan_Automatic_-_Issued_Financial_Statements_for_Institutional_Investors.pdf

Issued_Financial_Statements__1_.pdf

We ❤ Our
870 Investors

Thank You For Believing In Us

David Macario
Ted Ooyevaar
Nathan Argenta
Sanjay Ramchandani
Chad Keck
Kirit K Patel
C Dakota Morris-Terry
Shirley MUIR
Howard L Williams
Shahid Insaf
David Macario
Byron Spurling
John Pereira
Anup Mathur
Heston Story
William Reed
Dominick Savillo
Hervé T. Fonkou
François Pereira
Elliot Koss
Constance OBryant
Prakash Dhimal
Debra Thompson
Trevor Ghylin
Vincent Frazier
Ron Dilks
Brian Roberts
Dion D Williams
Eric Brook
Loren Roseth
Turquoise Atkins
Mike McKenna
Tiru Mangalarapu
Govindarajan Umakanthan
Maulin Patel
Timothy Dickens
Brian L White
John LEHRMAN
Vivek Sachdeva
Kraig L Morris
Antonio Vega
Adrian Mundle
Cameron J. Figgins
Chris D. Busick
Jillian Menzel
Jose A Galpi
Robert HECKLER
Christopher Kousis
Vinodh Rajagopalan
Amit Shukla
Ashley James Robinson
Premkumar Ramamurthy
Craig Danese
Evans Richards
Ajay MAHAJAN
Omorie Mckell
Jakob Roger Lansman
Martin Nwosu
Dennis Parker
Louella D.Moreno
Timothy Mwaura
Debra Manoff
David O'Donnell
Michael Selzer
Roland Dilley
Michael Kreamer
Charanjit Saroa
Maysam Parsapour
John Versace
Brian BARTHELMAS
Mary Qin
Shlomo Teichman
Patrick Sullivan
Rudolfo Munguia
Robert DeVos
Joshua Stewart
William Kohl
Irene M Schwartz
Dean D. Young
Ricky Beach
Alba Cornish
Brian Bacareza
Melvin Harrison
Justine Morffiah
Joseph Paylor
Randy Janeway
Vanessa Lawson
Russell S Powell
James Cole
Jennifer Basilio
Avraham Korlansky
Jeff Lombardo
Jordan Petrick
Ryan Wong
Willie Buggs
Steve Broom
Ryan Pham
Patrick Harvey
Edward Kelly Medlock
Marshall Brown
Jared Swiatnicki
Benny Rodriguez
nirMaL Patel
Vishal Arya
Jean Felix Surpris Jr
Kris Gjinaj
Michael Smith
Alan Serikawa
Ronel Delva
Richard J Bachman
Dov Steiner
Jon S Polevoy
Joseph McGloin
Rene Van Pelt
Thomas W LeBlanc
Vineet Gupta
Valerie Lechner
Frank Csorba
O. Edwin Schupp
Steven Karanja
Jordan Haas
Sharon Schellinger
Adam Sampson, DMSc, P...
Le Khac Minh TAM
Kodandaramireddy Singa...
David Michael Brown
Mark Samuels
Todd Lisy
Marek Vrba
Okwudili C Amaechi
Tracy Davis
Dave Moody
Clinton Noel Foster, SR
Randy Taylor
Anthony Griglik
Roman Dzadzic
Patrick Spaulding Ryan, P...
Jerome Zhu
Hans Martin Dudenhausen
Brian Lee McCullough
Sumit Rathore
Lori Laraine Sookhoo
Matthieu Jacquier
Domenic Gigliotti
Eric W. Harding
Matthew Jenkins
Paul Regalia
Jerry Boyette
Edgar Arvelo
Brett Hyson
Eric Crouse
Wayne Knapcik
Jose A. Gomez
Bill Ben Hackett
Michael D Hetchler
Siu Ki Wong
James Comer
Elijah Keeping It Straight
Hellen Mbithi
Alex Lebon
Sarah S Pollak
Jason Keith Westover
Ralph Cecere
A. R. Johar
Michael J. Moriarty
Evan Flamm
Ankush Grover
Brian Blanchett
David Montross
Joseph F. Browne IV
Robert W Fiondella
Paul Austin
Mark Arruda
Edward Kelly Medlock
Richard W. Richardson, A...
Laura Young
Anilkumar Patel
Nathan B
Dennis Morier
Matthew Scherer
Augustous LLC
Joseph Scott
Nick M
Brad Cassiday
Soon Chye Ng
Jenol McLinn
Adam Sampson, DMSc, P...
Christopher Dulay
Rodney Cartee
Rob Shafer
William "Brunnie" Bisland
David Shumaker
Kyle MCCLINTOCK
J. R. Hoffman
Jb Burnett
Randall Gilliam
Diane Robertson
Kelly Guy
Ismael Arteaga
Derrick Klocke
Nancey V Cain
Maryamsadat GOLCHOO...
Barthelemy Diouf
Cristopher Rodriguez
Robert CHESNEY
Jeffrey Allen Knowles
Pierre Gremaud
Jeffery Muller
Greg Vanhoose
Howard Dobbins
Mary McMichael
Jaime Olmsted
James And Jacqueline All...
Alfredo Luis
Lindia Key
Ravikiran P Lad
Joseph F Castongia
Jason Rigby
George Macharia
Clentis White
William Lester
David Martinelli
Kerby Scales
Glenn Hunter
Leonard Chijioke Ezenwa
Gregory Talcott
Dev Anand Narsing
Aaron Ashcraft
Craig Joseph Hussey
Evgenii Dokumentov
Ervin Vaughn
Kiran Naik
Casey Wyder
Jacob Atwell
Michael Sidar
David Abadi
Jonathan Daniel
Jesse Spears
Mark Buckley
Nishant Aggarwal
Christopher A Kantarjiev
Carl Raniori
Rick Barra
Anthony Picalto
Harold L Bishop
Michael Kane Sr.
Clinton Justesen
Varun Gupta
Julio Arquinio
Steve Broom
Kannan Govindasamy
Jimmy Morris
Jeremy Miller
Tan Guan Nguyen
Dr. Pete I. Maduka-Okafor
Skandarajan Rajaratnam
Andrew Jazwinski
Massimo DiMeo
Jesse Crider
Roxanne Batson
Gerardo Andres Saenz
Kimberly Key Young
Patrick S Ryan PhD
Pertiman Dhamala
Mahmood AlQuaiti
John Mccarthy
Phil Osolinski
Nadim Kattan
Jerry Van Vort
James Osei-Agyemang
Chris Grohman
Kevin Lagrazon
Raquel Cervera
Chase Barfield
Cindy Rein
Cezar Cristian Andrei
Vinh Nguyen
Cory Thompson
Kiyoko Osone
Hilton Harris
John Padelford
Stephanie Dodge
Tyler Featherstone
Morris Gelman
Stacey Dean King
Dusty Hass
Prasad Matti Rao
Jeffrey C Neiman
Mohammed H Barry
Geraldo Pilon
Dennis Vigeant
Stephen C. Simms
Arturo Benedicto M llano
Jonathan Underly
Robin L Putnam
Mathieu D'Amour
George H Miley
Daniel Lee POLACHEK
Daniel Serralde
Craig Throne
Balzli Dodard
Raju S Vadapalli
Kyle Bowmer
Jeffrey AZIS
Hank Hight
Patrick Enweronye
Sanjeev Munjal
Christopher Cheng
David Anakwenze
Scott Perkins
Charline Henyard
Guoming XU
John Bradley Greet
Robert Sapp
Timothy Mitchell
Jan Wieronski
Hector Hernandez
Andrew Reel
Marilou D Bago
Martin A Saladin
Elam Royer
Juree M Conway
William Hague
Gowtam Chandra Salgar
Delores Cabezut-Ortiz
Malcolm Sokol
Raymond Bohlayer
Ivenas Collins
Dena Levenson
Jim Daily
Verne Rainey
John Scofield
John Fisher
Rajeev Agrawal
Taffany Potter
Lisa Ross Smith
Ampadu Frimpong
Christopher Lizardo
Jukka Matti Karhu
Jermaine Polk
Suzanna Cecilia Ruiz
Richard Campbell
Pixley Lewis
Kalman Kaplan
Gwenth Gathright
Gary Cooper
Tina Butler
Theresa Weik
Sherry Everett
Yekaterina Libershteyn
Angus Taylor Aron
Aaron DiAntonio
Coltun Burhans
Yi Lin
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Deshawn Creque
Abelardo Garcia Jr.
Brandon Denton
Archie Hodge
Megan Carroll
James HEATH
Joshua Moore
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David Scheiffele
Badr Naif Alotaibi
John D Meehan
Lela Elliott
Francisco Monarrez
Kishorsinh Gohil
Miles Kellerman
N J
Joseph P Crotty
Ryan LANE
John OToole
Thomas Laflesh
Stephen Gellatly
Faical Mhijan
Alexander Rojas
Hatem Rowaihy
Calvin Einar Mein
Konstantinos Spaliaras
Palmer E Johnson
Louis Fakrogha
Brad Kessler
Philemon Strahm
Jared Jenson
Frederick Crawford
Steven Alexander Littaua
Pasala Ravichandran
Sesugh Tor Iordaah
B M
Eric Bertch
Loc Dao
Raoul Bolduc
Macie Sarfass
Prakash Kharel
Gail Overton
Mashour Yousef
Nimit Vidyalankar
Steven DeLeon
Jennifer K Gunderson
Garvin Brown
Brit Brit
E. Frischhut
Albert Jose
Sameh Makary
Rene Guzman
Sandra Lee Gookins
Jon Rodriguez
Robert Rhoads
Brooke Leverett
Jim Jensen
Hira Vishwakarma
Girish Amin
Martin Royalton-Kisch
Stephan Robinson
Gregory Osiegbu
Sushanta Das
Robert W Fiondella
Sanjay Shah
Davinder Sharma
Carmen Johnson
Tahir Ahmad
Mathieu D'Amour
Dan TRAN
Badal Haider
Geogy Philip
William Edwards
Kenneth George Skinner
Aquila Hwan Lee
Ali Charemwandy
Alexander MacLennan
Stanley Au
Michael Beani
Tan Kian Han Sean
Nezamur Mollah
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Raymond Everhart
Joseph Brooking
Jose G. Ramos Jr.
Charles Hogue
Scott ITTERSAGEN
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Michael DeLaMater
Suzanne Thomas
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Stanley Miller
John Hwang
Ivo Baltic
Ebenezer Joseph
Robert Appleton
Charles Ardizzone
Roger Armstrong
Donna L Berdeau Cain
Sean Brandel
Bryan Kasun
Charles Kosco Jr
Benjiman Read
Daniel Schmitt
Amy Hucke
John Andrews
William Knight Holbrook
Richard Fulton
Mary Rogers
Joseph Del Rosso
Larry D . Flood
Patrick L Taylor
Jack Looper
Michael Bussey
Vijay Ramisetti
Vladimir Kovtun
Harshkumar Patel
Brigham Charles Murdoch
Frederick George MOCKL...
Jose Mendoza
Christopher Lively
Joe Sanders
Sandra Caesar
Nezamur Mollah
Richard Moore
Dayvaughn Mays
Nathan Brubaker
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H S
Rhoda Landers WALTON
Rick Bohls
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Riley John Reinhart
David Coppola
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Kerstin Zell
Michael Clancy
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Johann Webersberger
Julie Gauze
Arun S Ramasubramanian
William Dorn
Maxwell Dartey
Mark Bexten
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Suzanne Keffer
Henry Molinar Jr
Titus Polichnia
John A REGIS
Angela Terrell Heath
Steven Kallmeyer
Laura Kiernan
Emmanuel Mukoro
Alan Aspera
Kenneth Edwards
Adam Thodey
Trevor Norton
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Douglas JORDAN
Mark Dawson
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William Smith
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Eduardo Acevedo
Gabriel Paravisini
Margaret Evancho Revoc...
Loanny Rodriguez
Roger Kilpatric
Marc Saddik
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Jude Martin
Ralph Hamond
Clinton Justesen
Prakash Rikhilal
Eric Rossi
Venu Menon
Gary W Fredericks
Michael WILLIAMS
Valerie Pietrowicz
Grant Quail
Gordon Kelsch
Ilir Velagoshti
John J Stofik III
Wayne Demar
Jared Buswell
Adam Sampson, DMSc, P...
Nicholas Richard Mario
Leonid Faybusovich
Travis Kimball
Khris Persaud
Jesse Wood
Christian Bernard
Ballama Pessima
Michael Bressan
Ari WEINTRAUB
Michael Christelis
Bill TOMAN
Jo Valine
Ron Jackson
Hector Osorio
Arman Khoubian
Grant Quail
Taed Wynnell
Jai Lee Fontenot
Steven Pong
Samuel Uglow
Daniel Zawacki
Gregory Coleman
Sean Stobart
Nicky Golbahar
Chima Agbam
Laura Lloyd
Russell Murphy
Joel E Wright
Patrick Spaulding Ryan, P...
Brylan Tan
David King
Linwood D Holmes
Timothy Lee
Aj Taormina
Jonathan Lo
Kelvin Cox
Major Harris Jr
Changu Newman
Ashley R Spear
Adam P. Joses
Jay L Kanner
Ivan Martinez Alvear
Andrew Merrick
Colin Gray
Las Brown
Siu Ki Wong
Yash Bathia
Ray Astafichev
Hayden Rose
Bryan Dexter R. Ditol
Dvir Gefen
Maulik Patel
Eric Buvron
Frederick Wick
Richard Wineman
Michael Wayne Yoder
Christopher Thompson
Timothy Steeves
Steven M Holowicki
Girish Amin
Peter Liu
Chirag Patel
Timothy Griffin
Lukas Cadil
Derek Spors
Sultan Shafei
Jeff Sendbo
Rajendra Pandey
Mohamed Jabbar
Jason Campbell
Craig Ephraim
Vincent J Collins
Roberto Feng Chang
Nurudeen Ademola
Anthony Brown
John Scott
Anthony Pastore
Nalini Durgana
Eugene Mc Elroy
Maren Caldwell
John G Stewart
Kenneth Wayne Spencer
Meenu Sood
Dennis Moesby
Leonard Metildi
Steven Wagstaff
Karl Mazeika
Teri Bansbach
Mustafa Ahmed
Santosh Narsing
Dawn Cobham
Usha PATEL
Joan P DAVIS
Tenal Eguen
Peter Camperos
Harlan West
Adam Hussain Mashraqui
Jeffrey Neuman
Margo Estes
Douglas Davis
Archie Hodge
Phillip Rowell
Jovica Grbic
Michael Kemper
Michael L Markowitz
Jack Mydlarz
Phyllis Marcantonio
John Long
Gabrielle Liu
Jorge Cuadra
Keith Martin Stiger
Mo Mo
Albert A Magana
Darius Rhodes
Sumith Jain
Miranda Ramirez
Mark Louiselle
Denise Lorenz
Scott Pieper
Andrew Collins
Jonathan Effgen
Leonard Degnan
David Scheiffele
Thaddeus Onwuka
Andrew Corn
Jason LaBarbera
Nihat Guven
Ethan So
Mithun Patel
Sandy Toth
Anaseini Colata
Gregory Sandler
Antonio San Martin
Anthony Fulcher
William Gangware
Oscar Oruche
Ketan Shah
Ryan Smith
Albaro Escalera
William Johnson, IV
Chris Price
Justin Entrekin
Joseph Oseghale
John Pereira
Debra A Dixon
Mark Ellis
Derek Edward SLATE
Michael James Morton
Allen Ward
Gabriel Bruzzi
Henry C Hight
Vamshi Vangapally
Titus Polichnia
Michael Jarmuz
William Chou
Takeo Aso
Spartan Knight Investmen...
Wilfrid Jean-francois
Paul Washington
Mark Forsythe
Anmol Singh
Dwight D Thomas
Jeffrey Gallagher
Mike Wallick
Dennis G Morgan Sr
Gregg Cornell
Evan Kestenbaum
DM Diver
Kevin Devirgiliis
Claudette Brewer
Robert Ogenyi
Andrew Gotianse
Constance OBryant
Charles Schafer
Phid Onwuzurike
David Felkins
Luinel Montoban
Chris D. Busick
Tom Williams
Glen Underwood
William Mendez
Farhad Yousefi Rad
Nnenna Ndika
John Dukes, III
Duc Cong Danh Luong
Charles Stevens
Sundeep Singh Ahuja
Harsha Tamatam
Sunil Pallapolu
Randal Wayne Stockwell
Joseph Veys
Matthew Koch
Mike Mathioudakis
Ivetta Arzumanov
Frank Peart
Rami Taha
Caleb Buenconsejo
Ervin Vaughn
Hongshi Xu
Annabelle B. Enriquez
James J Dehen Jr
Lohit Kumar Rangineni
Victoria C Marozas
Michael Calo
Glenn CAMACHO
Randy L Walker
Richard Garcia
Philip Kellner
Justinas Gintautas
Kenneth Iha
Allen Green
Shelby Thuruthumalil
Thomas Emmerling
Kelly Coleman
Leif Gunnar Uno Ottosson
Sarah WOODBURY
Joseph J Klohr
Gail Freeman-Szal
Marcus Villarreal
Andrew Dunlap
Stephen Ettinger
Brian Costello
Albert Abdemur
Paul BARKER
Leonard Tachmes
Robert V Keyerleber
Kishore Anjaneyulu
Lenore Jones
Steve Zwicker
Dallas Allen
Cristyane Rios
Robert Stanley Rosen
Joe Leistner
Yogendre Kumar Patel
Darren Cullen
Anthony Marciano
James Sloh
Craig Ephraim
Tibor Friedrich
Matthew McLaughlin
Brian H. Seitz
Kathy ULRICH
John J Yannucci II, MD
Bennett Amodio
Sanjay Pinnock
Jeff Barlow
Pradeep Puri
John Young
Senthilkumar BALASUND...
Ryan Brassell
Jose M. Moralez
Durgendra Singh
Adam Sampson, DMSc, P...
Carl Ovide Courtemanche
Connie Mandeville
Bryan Hare
Adam Kirsch
Godofredo Singian
Ben Love
Andrew Spears
Tara Nidhi Dhakal
Ronald Saucier
Darlington Etumni
Graham Miller

Thank You!

Thank You!

From the Automatic Team



Eric BURNEY
CEO & Co-Founder



Max Kane
Chief Financial Officer & Co-Founder



John Liu
Co-Founder



Pat Sullivan
Director of Underwriting



Pat Hansen
National Sales Director



Alexander Egan
Product and Marketing Advisor

Alex is a seasoned professional with 10+ years of marketing strategy and product experience, including helping to pioneer the ground-up visual construction and infrastructural design of the lending and investing software at Sharestates.



Josh Castonguay
Vice President of Business Development

Josh's experience includes working with a team to manage $350 million in assets at Merrill Lynch, developing discretionary trading and proprietary algorithmic models at SMB Capital, and founding a successful trading business: Commercior Capital.



Robert Jon Fiondella
Director of Investor Relations

RJ joined Automatic from the non-profit fundraising sector, bringing in a network of debt and equity investors through his extensive rolodex. He has worked to position the company for future capital raises & enhance stakeholder relationships.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
John Liu	CSO @ Automatic	2020
Alex Egan	CPO @ Automatic	2020
Max Kane	CFO @ Automatic	2020
Hans Thomas	Venture Capitalist @ 10x Capital	2022
Matt D'Amour	Director of Store Development @ Big Y	2022
Robert Fiondella	Financial Planner @ Wealth Preservation Partners	2022
Eric Burney	CEO @ Automatic	2020

Officers

OFFICER	TITLE	JOINED
John Liu	Co-Founder	2020
Alex Egan	CPO and Co-Founder	2020
Max Kane	Co-Founder	2020
Eric Burney	Co-Founder	2020

Voting Power

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Max Kane	237,497 Class A Units	21.2%
Eric Burney	244,182 Common Stock	21.8%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
09/2020	$600,099	Safe	Section 4(a)(2)
12/2020	$361,000		506(c)
11/2021	$1,016,416		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Safe	121,766	121,766	Yes
Class A	800,000	800,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	200000 Class A units that will dilute upon vesting of the SAFE Units

Risks

Growing the ecosystem depends on success with key partnerships: maintaining partnerships such as with incubating partner Signal Auto, growing partnerships with 10x and its financial network, and securing strategic partnerships with other stakeholders such as floor planning companies and Dealer Management Systems (DMS). Should these partnerships not work out, then they can have varying impact on our growth.

As we facilitate loans through our platform, we get access and store many sensitive consumer data, including SSN and proof of income. We only contract with the top tier vendors (such as Amazon) to protect this data, periodically conduct penetration / compliance tests, and will pursue compliance with additional security standards. However, in the event of an unlikely data breach, then confidence in platform will be negatively impacted.

CV19 and its impact on consumer spending habits, the transformation of the independent dealer space, and general auto industry is still a fluid situation. While we have made every attempt to model these changes and see these changes as both supportive and a driving force of adoption for our platform, there can be unforeseen tail-risk changes. For example, independent dealers may struggle to adapt and consolidate / go out of business. Consumers may no longer purchase used cars due to incentives from the majors (GM, Toyota, Honda, etc.) or due to ridesharing services.

Being able to secure access to capital, both as takeout for the auto paper originated through the platform by dealers, as we all for the platform's Revenue Share / Loan Participation program (for short-term loan warehousing/aging) is a key component of revenue growth. While we already have an existing network of takeout partners and continue to add more to our network, should there be a sudden drop in liquidity, then Automatic revenues will be impacted.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The company does its best to DD (due diligence) dealerships and regional lenders before letting them join the network. However, if despite best efforts, they do submit fraudulent paperwork such as selling cars that they don't actually have on their inventory and taking out loans on such cars, then there will be adverse impact on the ecosystem.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the

Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Units , Investors may receive a number of Preferred Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and

privileges of those securities;

- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Loan Automatic, LLC

- Delaware Limited Liability Company
- Organized January 2020
- 8 employees

1216 Hartford Turnpike
Suite D
Vernon CT 06066

https://www.automaticusa.com/

Business Description

Refer to the Automatic profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Automatic has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Filed Form C-AR late.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.